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                                  UNITED STATES                -----------------
                       SECURITIES AND EXCHANGE COMMISSION      -----------------
                             WASHINGTON, D.C. 20549
                                                               =================
                                   FORM 12b-25                  SEC FILE NUMBER
                                                                    0-30095
                           NOTIFICATION OF LATE FILING         =================
                                                                 CUSIP NUMBER
(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K          12644A104
             |X| Form 10-Q  | | Form N-SAR                     -----------------

For Period Ended: March 31, 2001
                  ------------------------------------------
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended: ----------------------------------

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify
Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                         CTI Diversified Holdings, Inc.
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Full Name of Registrant

                         Unique Bagel Co, Inc.
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Former Name if Applicable

                         1116 - 925 W. Georgia Street
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Address of Principal Executive Office (Street and Number)

                         Vancouver, British Columbia, V6C 3L2
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          [X]      (a) The reasons described in reasonable detail in
                       Part III of this form could not be eliminated without unreasonable effort or expense;

          [X]      (b) The subject annual report, semi-annual report,
                       transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          [ ]      (c) The accountant's statement or other exhibit
                       required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period:



        The Registrant has nearly completed its quarterly consolidated financial statements for the period ended March 31, 2001. However, the Registrant's policies are to have all publicly disseminated financial information reviewed by its independent auditors, a policy which has led to delays in reporting its quarterly financial results given that some of the results and reports emanate from Asia.

        The Registrant has used its best efforts to complete the Form 10-Q in a timely manner; however, due to the above described circumstances the Registrant is unable to complete the Form 10-Q within the prescribed time limit without unreasonable effort or expense. The Registrant fully expects to complete the Form 10-Q within the five day extension period permitted by Rule 12b-25.





PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Marlene Jensen                             (604)                646-6638
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             (Name)                        (Area Code)        (Telephone Number)

(2)      Have all other periodic reports required under Sections 13 or 15(d)
         of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes    [ ] No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes    [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            See Appendix 1, Attached.

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                          CTI Diversified Holdings, Inc.
             ---------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date       May 14, 2001             By   /s/ "Marlene Jensen"
       --------------------           ------------------------------------------
                                              Chief Financial Officer
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                                   APPENDIX 1
                                 TO FORM 12b-25
                               FILED MAY 14, 2001
                                       BY
                         CTI DIVERSIFIED HOLDINGS, INC.


The Registrant anticipates reporting significant changes in results from operations on its earnings statements to be included in its consolidated quarterly financial statements for the quarterly period ended March 31, 2001, in its Form 10-Q, versus results from operations for the quarterly period ended March 30, 2000. These changes come primarily as a result of the acquisition of Cobratech Industries, Inc., on February 16, 2001.

Prior to 2000, CTI Diversified Holdings, Inc. (formerly Unique Bagel Co., Inc.), was an inactive Bagel baking co. and franchisor. On January 10, 2001, the Company changed its name from Unique Bagel Co., Inc. to CTI Diversified Holdings, Inc. On February 16, 2001, the Company acquired approximately 100% of the total issued and outstanding shares of Cobratech Industries, Inc., a British Columbia corporation. The Registrant's consolidated earnings statements now reflect the subsidiaries' operations and earnings.